Contact

www.linkedin.com/in/alice-griesemer-sheehan-93596013 (LinkedIn)

Top Skills

Six Sigma
Manufacturing
EHS

Alice Griesemer Sheehan

COO/CFO at AllSides & Director of Mismatch
Denver, Colorado, United States

Summary

Experienced leader focused on scalable solutions that help us see the humanity in each other, even if we don't agree.

Experience

AllSides

1 year 7 months

COO/CFO AllSides & Director of Mismatch
January 2024 - Present (3 months)

Leading the charge to scale up Mismatch, inspiring students to connect beyond their immediate world and build a healthy democracy - without leaving the classroom.

Director of School Programs, Business Manager
September 2022 - Present (1 year 7 months)
United States

AllSides™ strengthens our democratic society with balanced news, diverse perspectives, and real conversation.

We expose people to information and ideas from all sides of the political spectrum so they can better understand the world — and each other. Our balanced news coverage, media bias ratings, civil dialogue opportunities, and technology platform are available for everyone and can be integrated by schools, nonprofits, media companies, and more.

KIPP Colorado Schools

Chief Operations Officer
September 2021 - July 2022 (11 months)
Denver, Colorado, United States

KIPP Colorado Schools

Director of Regional Operations
July 2018 - July 2021 (3 years 1 month)
Denver, CO

KIPP Colorado Schools' mission is to equip our students with the academic skills and character strengths necessary to succeed in college and in life.

Alma del Mar Charter School
Director of Operations, HR and Finance
June 2015 - June 2018 (3 years 1 month)
New Bedford, MA

Alma del Mar is an inclusive K-8 charter school that puts students on a college trajectory and challenges them to be service-minded leaders. By engaging in a rigorous academic program with an emphasis on meaningful work, our students master academic fundamentals, take ownership of their learning and think boldly while addressing complex academic and community issues.

Education Pioneers
Graduate School Fellow
June 2015 - June 2016 (1 year 1 month)
Greater Boston Area

Competitive year long fellowship position that placed me at Alma del Mar elementary charter school as Director of Operations and Finance. In addition to a full time position, the fellowship includes professional development via workshops and a capstone project.

GE Aviation
2 years 10 months

Lean Six Sigma Black Belt
July 2014 - April 2015 (10 months)
Lynn, MA

Investment Leader
November 2012 - April 2015 (2 years 6 months)
Lynn, MA

-Managed spend of original $268K allocation for aviation manufacturing shop. Made the case for and won additional $212K in 2013 and $2.9M in 2014.
-Sold 15 underutilized machines for $130K depreciation expense relief
-Implemented team approach to engage key stakeholders in investment strategy

EHS and Compliance Leader
July 2012 - August 2014 (2 years 2 months)
Lynn, MA

-Managed Environment, Health, Safety and Compliance program in 400+ person organization
-Engaged union, non-union and maintenance employees to increase safety concern closure rate by 28%
-Led safety teams to complete 33 EHS strategy session projects focused on injury elimination
-Co-champion of sitewide team focused on streamlining EHS processes to prepare for OSHA VPP recertification
-Improved machine guarding compliance on 14 machines and introduced Spidercool coolant delivery system to reduce operator exposure to the inside of milling machines
-Member of GE Aviation Safety Media Team on machine guarding

General Electric
OMLP Program Associate
June 2010 - November 2012 (2 years 6 months)

-Safety Specialist, Batesville, MS – Developed EHS training program and scorecard which were duplicated by other sites in the GE Aviation Supply Chain
-Environmental Specialist, Duarte, CA – Digitized environmental permits and completed full SWIFT (Structured What-If Tool) risk analysis on affected processes
-F404/F414 Afterburner Components Cell leader, Lynn, MA – 100% on schedule delivery of F414 Afterburner liner, maintained IME at 8% improvement over 10% goal
-Industrial Hygiene Specialist, Rutland, VT – Led custom-fit earplugs program and updated hearing conservation program; Led Green Mountain team to complete energy efficiency projects worth $35K in annual savings
-Developed training for high performance work teams on business metrics for capstone project
-Completed Green Belt Six Sigma certification, JETS, Effective Coaching Skills, IMPACT, Ergonomic Principles and Applications, 4-day Industrial Hygiene, OSHA 30 Hour

GE AVIATION
Intern
June 2009 - August 2009 (3 months)

-Led a team of interns to complete the define and measure steps in a six sigma project

-Improved the reporting process for chemical emissions and worked with global aviation sites to implement the new process

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Education

University of Notre Dame - Mendoza College of Business
MBA, Corporate Finance · (2008 - 2010)

University of Notre Dame
Bachelor, Science-Chemistry · (2005 - 2010)